UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 3, 2022

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **AGA Q3 MARKET UPDATE REPORT**



AngloGold Ashanti
Market update report

for the quarter ended 30 September 2022

Johannesburg, 3 November 2022 - AngloGold Ashanti Limited ("AngloGold Ashanti", "AGA" or the "Company") reported strong year-on-year improvements in production, all-in sustaining costs and cash flow for the third quarter of 2022, as higher grades and efficiency gains helped offset the impacts of rising inflation.

Production for the third quarter of 2022 rose 20% to 738,000oz compared to 613,000oz in the third quarter of last year, underpinned by higher grades across most assets. Obuasi continued its ramp-up and remains on track for this year's production guidance of 240,000oz to 260,000oz.

Total cash costs increased to $966/oz in the third quarter of 2022, 4% higher than the $927/oz in the same period last year, with the improved operating performance partly offsetting both cost increases across several input categories, and lower by-product revenues. All-in sustaining costs improved 6% year-on-year to $1,284/oz in the third quarter of 2022, from $1,362/oz in the third quarter of 2021.

"*We continue to prioritise execution, efficiency and careful allocation of capital,*" said Chief Executive Officer Alberto Calderon. "*We are focused on regaining competitiveness versus our peers, and we still have some way to go before we will be satisfied.*"

Adjusted EBITDA increased 5% to $472m in the third quarter of 2022, from $448m in the third quarter of 2021, despite the lower gold price received. The Company recorded free cash flow of $169m in the third quarter of 2022, versus $17m in the third quarter last year.

The Company continues to generate strong cash flows from its Kibali joint venture, which remitted $71m during the third quarter of 2022 versus $53m in the same period last year, despite the lower gold price and lower production from the Kibali mine. The outstanding VAT balance in Tanzania was further reduced through corporate tax offsets.

The balance sheet remained in a solid position after paying an interim dividend, with approximately $2.5bn in liquidity, including cash and cash equivalents of $1.2bn at the end of September 2022.

The proposed $150m upfront cash acquisition of Coeur Mining Inc.'s Nevada properties, adjacent to AngloGold Ashanti's own deposits in the area, will further consolidate its foothold in the prospective Beatty district in Southern Nevada, where production is expected to commence in about three years.

The Company announced a new carbon emissions reduction target which aims to achieve a 30% absolute reduction in its Scope 1 and Scope 2 Greenhouse Gas ("GHG") emissions by 2030, as compared to 2021, through a combination of renewable energy projects, fleet electrification and lower-emission power sources. The capital cost required to achieve these reductions over the coming eight years is anticipated to be about $1.1bn, of which $350m is expected to be funded by AngloGold Ashanti and the remaining $750m through third-party funding, including from providers of renewable energy infrastructure. This programme is expected to be Net Present Value ("NPV") positive, adding value to our business by reducing energy cost and improving energy security.

THIRD QUARTER 2022 HIGHLIGHTS

Strong safety result: Total Recordable Injury Frequency Rate improved 41% year-on-year to 1.28 injuries per million hours worked

Operational fundamentals improving – sequential quarterly production and grade improvements; on track to meet full- year guidance

Obuasi on track to achieve annual guidance of 240,000oz to 260,000oz for 2022

Full Asset Potential programme progressing; Sunrise Dam, Siguiri and Cuiabá in execution phase, assessments ongoing at Tropicana, Geita and Serra Grande

Scope 1 and 2 carbon emissions targets set - targeting 30% absolute reduction by 2030; committed to net zero by 2050

Agreement to acquire Coeur Mining's Nevada properties, further consolidating AngloGold Ashanti's position in Southern Nevada

SALIENT FEATURES

- On track to meet guidance ranges for 2022, with total cash costs and total capital expenditure continuing to trend at the top end of guidance range

- Gold production increased by 20% year-on-year to 738,000oz in Q3 2022; strong contributions from Obuasi (+454%), Tropicana (+28%), Geita (+24%), Iduapriem (+38%), Serra Grande (+22%) and Cerro Vanguardia (+16%) compared to Q3 2021

- Overall grade increased by 21% year-on-year mainly due to reinvestment initiatives and the increased contribution of higher grade Obuasi ounces

- Total cash costs were $966/oz in Q3 2022, a 12% improvement quarter-on-quarter from $1,092/oz in Q2 2022 and a 4% increase year-on-year from $927/oz in Q3 2021

- All-in sustaining costs were $1,284/oz in Q3 2022, representing a 10% improvement quarter-on-quarter from $1,430/oz in Q2 2022 and a 6% decrease year-on-year from $1,362/oz in Q3 2021

- Adjusted EBITDA increased by 5% year-on-year to $472m in Q3 2022; Adjusted EBITDA margin of 42%

- Net cash inflow from operating activities increased by 32% year-on-year to $453m in Q3 2022, from $342m in Q3 2021

- Free cash inflow of $169m in Q3 2022; with free cash flow of $640m for the nine months to 30 September 2022 and free cash flow before growth capital of $879m for the same period

- Adjusted net debt decreased by 14% year-on-year to $746m at 30 September 2022

Financial and Operating Report

for the three months ended 30 September 2022

GROUP - Key statistics

		Quarter ended Sep 2022	Quarter ended Sep 2021	Nine months ended Sep 2022	Nine months ended Sep 2021
		US Dollar / Imperial			
Operating review					
Gold					
Produced	- oz (000)	**738**	613	1,971	1,813
Sold	- oz (000)	**736**	611	1,969	1,825
Financial review					
Price received per ounce	- $/oz	**1,717**	1,785	1,815	1,796
Total cash costs per ounce *	- $/oz	**966**	927	1,030	977
All-in sustaining costs per ounce *	- $/oz	**1,284**	1,362	1,368	1,343
All-in costs per ounce *	- $/oz	**1,499**	1,631	1,564	1,558
Gold income	- $m	**1,137**	953	3,227	2,864
Cost of sales	- $m	**870**	692	2,462	2,091
Total cash costs	- $m	**694**	563	1,994	1,727
Adjusted EBITDA *	- $m	**472**	448	1,336	1,323
Net cash inflow from operating activities	- $m	**453**	342	1,446	809
Free cash inflow (outflow) *	- $m	**169**	17	640	(8)
Adjusted net debt *	- $m	**746**	871	746	871
Adjusted net debt to Adjusted EBITDA	- times	**0.41**	0.44	0.41	0.44
Total capital expenditure (including equity-accounted joint ventures)	- $m	**277**	306	749	767

* Refer to the "Glossary of Terms" in the Company's annual financial statements for the year ended 31 December 2021, for definitions.

$ represents US Dollar, unless otherwise stated.

Rounding of figures may result in computational discrepancies.

OPERATING AND FINANCIAL REVIEW

Production
Production for the third quarter of 2022 was 738,000oz at a total cash cost of $966/oz, compared to 613,000oz at a total cash cost of $927/oz for the third quarter of 2021. This represents a 20% year-on-year increase in gold production, underpinned by solid performances across the portfolio. Gold production was higher mainly at Obuasi (+454%), Tropicana (+28%), Geita (+24%), Iduapriem (+38%), Serra Grande (+22%) and Cerro Vanguardia (+16%).

Costs
Total cash costs per ounce for the third quarter of 2022 were $966/oz, compared with $927/oz in the third quarter of 2021. Total cash costs per ounce were higher year-on-year mainly due to increased operating costs on the back of increased fuel, consumables and labour costs, partly offset by higher gold production. Total cash costs per ounce for the third quarter of 2022 improved by 12% quarter-on-quarter to $966/oz from $1,092/oz in the second quarter of 2022, mainly due to higher gold production.

All-in sustaining costs ("AISC") for the third quarter of 2022 were $1,284/oz, compared with $1,362/oz in the third quarter of 2021, mainly due to lower sustaining capital expenditure and higher gold sold, partly offset by higher cash costs. AISC in the third quarter of 2022 includes an estimated $26/oz impact relating to the Brazilian tailings storage facility ("TSF") compliance programme, compared to an estimated $94/oz impact in the third quarter of 2021. AISC decreased by $146/oz quarter-on-quarter, from $1,430/oz in the second quarter of 2022 to $1,284/oz in the third quarter of 2022, mainly due to lower cash costs and higher gold sold. This decrease quarter-on-quarter was partially offset by higher sustaining capital expenditure, primarily due to the continued reinvestment objectives across the portfolio.

Adjusted EBITDA
Adjusted earnings before interest, tax, depreciation and amortisation ("Adjusted EBITDA") increased by 5% year-on-year to $472m in the third quarter of 2022, from $448m in the third quarter of 2021. The increase in Adjusted EBITDA was mainly due to higher gold sold, partly offset by higher operating costs and the lower gold price received.

Adjusted EBITDA increased by $46m or 11% quarter-on-quarter, from $426m in the second quarter of 2022 to $472m in the third quarter of 2022 mainly due to lower cash costs, and higher gold sold. This increase was partly offset by the lower gold price received.

Impairment of Córrego do Sítio complex
In line with AngloGold Ashanti's reinvestment strategy, strategic options are being considered for the Córrego do Sítio mining complex ("CdS") in Brazil, resulting in the disaggregation of the AngloGold Ashanti Mineração cash generating unit ("CGU") into separate CdS and Cuiabá CGUs. Separate impairment calculations were prepared for each of the CGUs, resulting in an estimated impairment (net of taxation) of $151m for the CdS CGU, subject to the finalisation of the 2023 budget and the finalisation of the preferred strategic option for CdS.

Cash Flow
Net cash inflow from operating activities increased by 32% year-on-year to $453m in the third quarter of 2022, from $342m in the third quarter of 2021. This increase was mainly due to higher gold sold, favourable movements in working capital, lower cash taxes and higher dividends received from joint ventures, partly offset by higher cash costs and the lower gold price received.

For the third quarter of 2022, the Company recorded a free cash inflow of $169m, compared to an inflow of $17m in the third quarter of 2021. Free cash flow was mainly impacted by higher net cash inflow from operating activities and lower capital expenditure.

Free cash flow before growth capital – the metric on which dividends are calculated – was $266m in the third quarter of 2022, compared to $111m for the third quarter 2021.

AngloGold Ashanti received cash distributions of $71m from the Kibali joint venture in the third quarter of 2022. Cumulative cash distributions received from Kibali for the nine months ended 30 September 2022 were $620m. At 30 September 2022, the Company's attributable share of the outstanding cash balances from the DRC was $50m, which was up from $41m at 30 June 2022.

Free cash flow was impacted by continued lock-ups of value added tax ("VAT") at Geita and Kibali and foreign exchange restrictions and export duties at Cerro Vanguardia ("CVSA"):

- In Tanzania, net overdue recoverable VAT input credit refunds (after discounting provisions) decreased by $4m during the third quarter of 2022 to $144m from $148m at 30 June 2022, as a result of offsetting verified VAT claims against corporate tax payments of $15m and foreign exchange and other adjustments of $6m, partly offset by additional VAT claims submitted of $17m. The Company plans to continue offsetting verified VAT claims against corporate taxes.

- In the DRC, the Company's attributable share of the net recoverable VAT balance (including recoverable VAT on fuel duties and after discounting provisions) increased by $4m during the third quarter of 2022 to $81m from $77m at 30 June 2022.

  Kibali Goldmines S.A. continues to engage in discussions with the DRC customs authorities regarding the customs claims previously reported. A formal reassessment notice has not yet been issued by the DRC customs authorities with respect to these claims.

- In Argentina, the Company recorded a $2m decrease in the net export duty receivables (after discounting provisions) during the third quarter of 2022 to $14m from $16m at 30 June 2022. In addition, CVSA's cash balance decreased by $3m (equivalent) during the third quarter of 2022 to $146m (equivalent) from $149m (equivalent) at 30 June 2022. The cash balance is available for operational requirements and to be paid to AngloGold Ashanti's offshore ($148m (equivalent)) and onshore ($19m (equivalent)) investment holding companies in the form of declared dividends.

  Applications have been made to the Argentinean Central Bank to approve the purchase of US Dollars in order to distribute offshore dividends related to the 2019 and 2020 financial years of $79m (equivalent) to AngloGold Ashanti. Also, under a special regime established for dividend payments, a new petition to distribute a portion of the offshore dividends applied for, in the amount of $54m (equivalent), was submitted to the Argentinean Central Bank during the third quarter of 2022. While these approvals are pending, the cash remains fully available for CVSA's operational and exploration requirements. A further application was submitted to the Argentinean Central Bank during October 2022 for the purchase of US Dollars in order to distribute the offshore dividend of $69m (equivalent) related to the 2021 financial year which was approved by the Company during the second quarter of 2022. Although these applications will be higher than the current cash balances, the approval of these remittances is expected to facilitate future cash distributions based on cash availability.

Balance Sheet

Adjusted net debt was 14% lower year-on-year at $746m at 30 September 2022, after paying an interim dividend of $140m on 9 September 2022, compared to Adjusted net debt of $871m at 30 September 2021. The ratio of Adjusted net debt to Adjusted EBITDA was 0.41 times at 30 September 2022 from 0.44 times at 30 September 2021. The Company remains committed to maintaining a strong balance sheet with an Adjusted net debt to Adjusted EBITDA target ratio not exceeding 1.0 times through the cycle. At 30 September 2022, the balance sheet remained robust, with strong liquidity comprising the US$1.4bn multi-currency RCF of which $1.3bn was undrawn, and the South African R150m ($9m) RMB corporate overnight facility which was undrawn, while the $150m Geita RCF was fully drawn. The $65m Siguiri RCF was cancelled in August 2022 after full repayment ($35m), with a new $65m Siguiri RCF put in place during October 2022. At 30 September 2022, the Company had a cash and cash equivalent balance of approximately $1.2bn, taking overall group liquidity to $2.5bn.

Capital Expenditure

Capital expenditure on waste stripping at Tropicana (Havana) and Iduapriem (Cut 2) continued to progress. At Geita, the underground portal development at Geita Hill East progressed according to plan and mining operations continued to ramp up at the Nyamulilima open pit. In Brazil, the Company continued its investment to convert existing TSFs to dry-stack facilities at all mine sites, in a market characterised by increased competition for skills and engineering resources due to the COVID-19 pandemic and the industry-wide requirements to meet regulatory deadlines relating to TSFs.

Total capital expenditure (including equity-accounted joint ventures) decreased by 9% year-on-year to $277m in the third quarter of 2022, compared to $306m in the third quarter of 2021. This decrease was largely due to lower sustaining capital expenditure recorded in Brazil related to investment in the conversion of TSFs. Total growth capital expenditure increased by 4% to $97m in the third quarter of 2022 compared to $93m in the third quarter of 2021, mainly due to growth capital expenditure at Tropicana. The strategy of improving operating flexibility through investment in Ore Reserve development and Ore Reserve expansion at sites with high geological potential is expected to continue.

Summary of three months-on-three months and nine months-on-nine months operating and cost variations:								
Particulars	**Three months ended Sep 2022**	**Three months ended Jun 2022**	**Three months ended Sep 2021**	**% Variance three months vs prior three months**	**% Variance three months vs prior year three months**	**Nine months ended Sep 2022**	**Nine months ended Sep 2021**	**% Variance nine months vs prior year nine months**
Operating review (Gold)								
Production (kozs)	**738**	645	613	14	20	1,971	1,813	9
Financial review								
Gold price received per ounce ($/oz)	**1,717**	1,867	1,785	(8)	(4)	1,815	1,796	1
Total cash costs per ounce ($/oz) [3]	**966**	1,092	927	(12)	4	1,030	977	5
Corporate & marketing costs ($m) [1]	**20**	24	18	(17)	11	62	55	13
Exploration & evaluation costs ($m)	**57**	52	53	10	8	141	114	24
Total capital expenditure ($m)	**277**	238	306	16	(9)	749	767	(2)
All-in sustaining costs per ounce ($/oz) [2] [3]	**1,284**	1,430	1,362	(10)	(6)	1,368	1,343	2
All-in costs per ounce ($/oz) [2] [3]	**1,499**	1,620	1,631	(7)	(8)	1,564	1,558	—
Adjusted EBITDA ($m) [3]	**472**	426	448	11	5	1,336	1,323	1
Net cash inflow from operating activities ($m)	**453**	459	342	(1)	32	1,446	809	79
Free cash flow ($m) [3]	**169**	203	17	(17)	894	640	(8)	8,100

[1] *Includes administration and other expenses.*
[2] *World Gold Council guidance.*
[3] *Refer to the "Glossary of Terms" in the Company's annual financial statements for the year ended 31 December 2021, for definitions.*

Rounding of figures may result in computational discrepancies.

FULL ASSET POTENTIAL PROGRAMME

The Full Asset Potential ("FP") programme aims to achieve a step-change in AngloGold Ashanti's competitiveness by 2024. The programme includes a three-month assessment which covers all aspects of the Company's mine sites. The outcome enhances the understanding of each asset and comprises a plan and schedule to achieve the targeted performance over the next six to 24 months. This approach has been piloted in each of Company's Business Units, and the process is owned and led by the site leadership teams, who have accountability for its delivery.

The Siguiri mine in Guinea was the second site to undergo the process, following the Sunrise Dam mine in Australia earlier in the year. The Siguiri team identified 29 opportunities, which – when combined – may potentially lead to a cost reduction of ca. $100/oz by 2025, compared to the mine's cost base in 2022.

Mine planning and strategy

The Siguiri team has also identified an opportunity to extend the life of mine by about seven years to 2034. This may be achieved by increasing the capacity of the current TSF. A pre-feasibility study ("PFS") is underway and is expected to be completed early next year. At the conceptual level, the project is expected to be significantly NPV accretive.

Mining productivity

A key productivity improvement would be to increase the volume of high-grade oxide ore from Block 2. This may be achieved by mobilising additional capacity to haul an additional ca. 3,000tpd to the ROM pad. Once a second contractor is fully mobilised, controls will be put in place to closely track performance.

Metallurgical Recovery

Potential processing plant improvements would include raising metallurgical recovery by ca. 5% to 88% by focusing on a combination of parameters such as grind quality, blending and pulp density. In addition, runtime can be increased by ca. 6% by reducing planned and unplanned downtime, and the mill rate can be inched up by utilising available power.

OUTLOOK

We remain on track to achieve guidance for 2022, with production and AISC trending between mid-point and top end of guidance, while total cash costs and total capital expenditure continue to trend at the top end of the guidance range. As a result of Russia's invasion of Ukraine and the resultant disruption of supply chains, supplies of certain key commodities are experiencing volatility and inflationary pressures. These include oil and lubricants, ammonia-related products (explosives and cyanide) and labour. We expect inflationary pressures to continue to impact operating costs for the remainder of the year, and into 2023. In this current global operating environment, the business continues to work proactively to mitigate the impact of inflation on its cost structure through the continued integration of its new operating model, which is aimed at improving operating efficiencies, the continuous Operational Excellence programme already in place, and the FP programme.

Group guidance for annual production remains unchanged at 2.55Moz to 2.80Moz, with the majority of the production growth this year expected to come from Obuasi. Across the rest of the portfolio, we anticipate improvements in production at Tropicana, Iduapriem, Siguiri and Geita, and consistent performances at the remaining assets.

Group guidance for total cash costs remains unchanged at $925/oz to $1,015/oz and for AISC at $1,295/oz to $1,425/oz. The total cash cost forecasts for 2022 are driven by increases in the prices of oil, consumables and logistics, with AISC further impacted by the planned elevated levels of sustaining capital expenditure in line with the prior year. Although we anticipate that most of these inflationary pressures are catered for in the current guidance range, we remain aware of the ongoing cost pressure experienced by the Company specifically and the industry in general.

Total capital expenditure group guidance remains unchanged between $1,050m and $1,150m. There is however a revision in the underlying sustaining capital expenditure to a range from $770m to $810m whilst non-sustaining capital expenditure is revised to a range from $280m to $340m. We continue to progress our reinvestment programme aimed at pursuing key growth-driven brownfield projects across the portfolio. The Company's TSFs in Brazil are in the process of being converted to dry-stacking operations to comply with new legal requirements relating to TSFs in Brazil. Capital expenditure allocated to the Brazilian TSF compliance programme this year is approximately $90m. At Geita, the mine is undertaking a project to connect to the national grid, which is a mix of hydro and gas power. As a result, energy costs are expected to decrease. The capital expenditure forecast for the project is approximately $25m, spread over 2022 and 2023.

With respect to non-sustaining capital expenditure, approximately $90m has been allocated to Phase 3 of the Obuasi redevelopment project, approximately $110m at Tropicana as we progress waste stripping at Havana, and approximately $60m at Iduapriem to construct a new TSF to support the extension of the life-of-mine. The balance of forecasted non-sustaining capital expenditure will be spread among Kibali, Geita, Siguiri and Colombia. Capital expenditure in Colombia relates to concluding feasibility studies with no project capital expenditure included in the current guidance.

Expensed exploration and study costs are guided in line with previous levels with $80m relating to North America.

The Company previously provided the following guidance for production, costs and total capital expenditure 2022, which remains unchanged:

		2022
		Guidance
Production (000oz)		2,550 - 2,800
Costs	All-in sustaining costs ($/oz)	1,295 - 1,425
	Total cash costs ($/oz)	925 - 1,015
Capital expenditure	Total ($m)	1,050 - 1,150

Outlook economic assumptions for 2022 are as follows: $/A$0.69, BRL5.19/$, AP131.00/$, ZAR16.52/$; and Brent $96/bbl.

Cost and capital forecast ranges are expressed in nominal terms. In addition, estimates assume neither operational or labour interruptions (including any further delays in the ramp-up of the Obuasi redevelopment project), or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by our external auditors. Other unknown or unpredictable factors, or factors outside our control, including inflationary pressures on our cost base, could also have material adverse effects on our future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Measures taken at our operations together with our business continuity plans aim to enable our operations to deliver in line with our production targets. We, however, remain mindful that the COVID-19 pandemic, its impacts on communities and economies, and the actions authorities may take in response to it, are largely unpredictable and therefore no incremental additional impact is included in the cost and capital forecast ranges. Actual results could differ from guidance and any deviations may be significant. Please refer to the Risk Factors section in AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2021 filed with the United States Securities and Exchange Commission ("SEC").

SAFETY UPDATE

The Company recorded a fatality-free third quarter of 2022.

The Total Recordable Injury Frequency Rate ("TRIFR"), the broadest measure of workplace safety, improved to 1.28 injuries per million hours worked for the third quarter of 2022, compared to 2.17 injuries per million hours worked for the third quarter of 2021. TRIFR measures workplace safety in terms of the total number of injuries and fatalities that occur per million hours worked (by employees and contractors).

From a benchmarking perspective, the Company's TRIFR for the third quarter of 2022 was below the International Council on Metals and Minerals ("ICMM") member companies' average of 2.90 injuries per million hours worked in 2021. The rollout of the Company's revitalised safety strategy continues at all operations, intensifying AngloGold Ashanti's employees' and contractors' focus on safety practices in all workplaces in an effort to continue and sustain AngloGold Ashanti's safety improvement trend. The Company continues to address high consequence incidents through the application of its Major Hazard Management process.

COVID-19

In the third quarter of 2022, COVID-19 had a marginal estimated impact of 5,000oz on production and an estimated impact of $10/oz on AISC; for the first nine months of 2022, the impact was estimated at 16,000oz and $13/oz on production and AISC, respectively. By comparison, in the third quarter of 2021, the impact of COVID-19 on production and AISC was estimated at 4,000oz and $20/oz, respectively, and, during the first nine months of 2021, at 47,000oz and $43/oz, respectively.

OPERATING HIGHLIGHTS

The **Africa region** produced 443,000oz at a total cash cost of $928/oz for the quarter ended 30 September 2022, compared to 348,000oz at a total cash cost of $858/oz for the quarter ended 30 September 2021. The region's AISC was $1,141/oz for the quarter ended 30 September 2022, compared to $1,119/oz for the same period last year.

In **Ghana**, Iduapriem's production was 66,000oz at a total cash cost of $792/oz for the quarter ended 30 September 2022, compared to 48,000oz at a total cash cost of $1,031/oz in the same period last year. Production was higher mainly due to higher grades processed (1.47 g/t) compared to the prior period (1.02 g/t) as the mine accessed ore tonnes from Block 5 and Teberebie Cut 2A compared to Block 5 and the stockpile in the same period last year. Total cash costs per ounce improved 23% year-on-year mainly due to higher gold production, partly offset by an increase in fuel costs and higher royalties paid.

Gold production at Obuasi was 72,000oz at a total cash cost of $961/oz for the quarter ended 30 September 2022, compared to 13,000oz at a total cash cost of $1,254/oz for the same period last year. Total cash costs per ounce improved year-on-year mainly due to higher gold production.

In **Tanzania**, Geita produced 156,000oz at a total cash cost of $866/oz for the quarter ended 30 September 2022, compared to 126,000oz at a total cash cost of $764/oz in the same period last year. Production was 24% higher year-on-year mainly due to a combination of higher volumes processed and higher grades. Total cash costs per ounce were higher year-on-year due to higher fuel costs, increased engineering costs from the acceleration of HME fleet rebuilds as the open-pit mine expanded, as well as higher underground mining contractor costs and higher royalties paid. These cost increases were partly offset by higher gold production.

In the **Republic of Guinea**, production at Siguiri was 66,000oz at a total cash cost of $1,386/oz for the quarter ended 30 September 2022, compared to 67,000oz at a total cash cost of $1,181/oz in the same period last year. Production was largely flat year-on-year mainly due to lower tonnes processed as a result of local community protests related to employment demands which led to mining disruptions and the temporary suspension of mining activities during the month of July. This slight decrease in ore production was partly offset by higher grades mined from Block 2. Total cash costs per ounce were higher year-on-year due to higher fuel costs, unfavourable movements in stockpiles and an unfavourable movement in the exchange rate of the Guinean Franc against the US Dollar.

In the **DRC**, Kibali produced 83,000oz at a total cash cost of $762/oz for the quarter ended 30 September 2022, compared to 94,000oz at a total cash cost of $613/oz in the same period last year. Production was lower year-on-year mainly due to lower grades mined, partly offset by an increase in tonnes processed. Total cash costs per ounce were higher year-on-year mainly due to lower production and higher fuel costs, partly offset by favourable movements in stockpiles and lower royalties paid.

In the **Americas**, production was 152,000oz at a total cash cost of $1,038/oz for the quarter ended 30 September 2022, compared to 140,000oz at a total cash cost of $928/oz for the quarter ended 30 September 2021. The region's AISC was $1,644/oz for the quarter ended 30 September 2022, compared to $1,800/oz for the same period last year.

In **Brazil,** production at AGA Mineração was 86,000oz at a total cash cost of $1,028/oz for the third quarter of 2022, compared to 84,000oz at a total cash cost of $869/oz in the same period last year. Production was up year-on-year mainly due to higher grades mined, partly offset by lower tonnes of ore treated. Total cash costs per ounce increased mainly due to higher fuel costs, lower by-product revenue and repair costs ($49/oz) incurred in the third quarter of 2022 due to extreme weather earlier in 2022, partly offset by higher gold production.

At Serra Grande, production was 22,000oz at a total cash cost of $1,312/oz for the third quarter of 2022, compared to 18,000oz at a total cash cost of $1,388/oz in the same period last year. Production was 22% higher year-on-year mainly due to a combination of higher tonnes processed and higher grades mined. Total cash costs per ounce improved year-on-year mainly due to higher production, partly offset by higher fuel costs, higher royalties paid and unfavourable movements in stockpiles.

In **Argentina**, Cerro Vanguardia produced 44,000oz for the third quarter of 2022 at a total cash cost of $923/oz, compared to 38,000oz at a total cash cost of $842/oz in the same period last year. Production was 16% higher year-on-year mainly due to a combination of higher tonnes mined and improved recovered grades. Total cash costs per ounce were higher year-on-year mainly due to higher fuel costs, higher materials consumption (such as fuel, explosives, and spare parts) as a result of higher tonnes mined and lower by-product revenue due to lower silver sales. This increase was partially offset by higher gold production and a favourable movement in the exchange rate of the Argentinean Peso against the US Dollar.

The **Australia** operations produced 143,000oz at a total cash cost of $1,047/oz for the quarter ended 30 September 2022, compared to 125,000oz at a total cash cost of $1,157/oz for the quarter ended 30 September 2021. The region's AISC was $1,238/oz for the quarter ended 30 September 2022, compared to $1,363/oz for the same period last year.

Sunrise Dam produced 57,000oz at a total cash cost of $1,430/oz for the third quarter of 2022 compared to 58,000oz at a total cash cost of $1,276/oz in the same period last year. Production was largely flat year-on-year as marginally lower average recovered grades were partly offset by higher tonnes processed. Total cash costs per ounce were higher year-on-year primarily due to higher fuel and mining costs, and unfavourable movements in ore stockpiles, partly offset by a favourable movement in the exchange rate of the Australian Dollar against the US Dollar.

At Tropicana, production was 86,000oz at a total cash cost of $705/oz for the third quarter of 2022 compared to 67,000oz at a total cash cost of $947/oz in the same period last year. Production was 28% higher year-on-year mainly due to a combination of higher tonnes processed and higher grades mined. Total cash costs per ounce improved 26% year-on-year mainly due to higher gold production, a favourable movement in ore stockpiles and a favourable movement in the exchange rate of the Australian Dollar against the US Dollar, partly offset by higher fuel and mining costs.

UPDATE ON CAPITAL PROJECTS

Obuasi
Obuasi is on track to deliver annual gold production guidance of 240,000oz to 260,000oz at an AISC of approximately $1,250/oz to $1,350/oz, and with total cash costs of $900/oz to $1,000/oz.

Phase 2 commercial production was achieved at the end of the third quarter of 2022.

Phase 3 of the Obuasi redevelopment project, which relates principally to extended capital expenditure to refurbish existing infrastructure around the KMS Shaft, as well as to service the mine in deeper production areas, continues to progress and is expected to continue as planned through to the end of 2023.

Tropicana
Completion of a recent scoping study on the Havana underground mineralisation has justified the commencement of a pre-feasibility study ("PFS"). As part of the PFS, the development of the "Havana Link" drive is being considered. This development will extend from the Tropicana decline and has the potential to provide multiple benefits including additional ventilation for the existing underground mine at Tropicana, a drilling platform to access high grade mineralisation between Tropicana and Havana, and early access to the Havana underground for continuing infill and verification drilling as part of the PFS.

Nevada
As previously reported, AngloGold Ashanti's project team integrated the Corvus assets and project data during the first six months of 2022 to establish priorities for the remainder of the year. In the second half of 2022, multiple activities commenced in the district with work at North Bullfrog and Silicon to convert Mineral Resource to Ore Reserve as priorities. The Company completed planning for feasibility study work at North Bullfrog and also commenced a PFS at Silicon along with further drilling at the Merlin deposit. An eagle permit was received for the Silicon project area during the year and the project permitting process is underway for North Bullfrog. Importantly, given the various exploration targets across the tenement, the Company's exploration priorities for the district are being reviewed and prioritised to take place over the next few years in a staged manner.

Quebradona
Following the decision of Colombia's national environmental agency ("ANLA") in November 2021 to archive the Company's environmental licence application relating to the Quebradona project, AngloGold Ashanti filed an appeal seeking to secure further details on the specific additional information ANLA would require in order to be able to make a decision on AngloGold Ashanti's licence submission. On 29 April 2022, AngloGold Ashanti was informed that ANLA has dismissed the appeal and confirmed the decision to archive the Company's application.

AngloGold Ashanti continues to review and analyse the further information identified as part of ANLA's decision. The objective is to prepare, submit and process a new environmental licence request for Quebradona in due course.

Gramalote
The feasibility study has been completed for the Gramalote gold project in Colombia, a joint venture between AngloGold Ashanti and B2Gold Corp. ("B2Gold"). Both partners have determined that the Gramalote project does not meet their investment thresholds for development.

The Gramalote project continues to benefit from government support as well as continuing support from local communities. AngloGold Ashanti and B2Gold have completed a comprehensive review of the alternatives relating to the Gramalote project and consider that the interests of all stakeholders would be best served by finding a buyer. The partners intend to commence a joint sales process for the Gramalote project in the fourth quarter of 2022.

CORPORATE UPDATE

Appointment of new Chief Financial Officer and Executive Director
The Board of Directors of AngloGold Ashanti has appointed Ms Gillian Doran as Chief Financial Officer and Executive Director of the Company with effect from 1 January 2023. Ms Doran (45) joins from Rio Tinto Group, where she is currently Chief Financial Officer – Aluminium, based in Montreal, Canada.

Proposed acquisition of Nevada properties from Coeur Mining
On 18 September 2022, AngloGold Ashanti entered into a definitive agreement with Coeur Mining, Inc. ("Coeur") to acquire all of the shares of its wholly-owned subsidiary, Coeur Sterling, Inc., which owns neighbouring properties to AngloGold Ashanti's in the Beatty district of Southern Nevada, for a consideration of $150m in cash. Closing of the transaction is subject to the completion of certain due diligence by AngloGold Ashanti and certain conditions precedent customary for a transaction of this nature, and is expected to take place by the end of 2022.

Coeur currently estimates that the properties to be acquired in this transaction have a Mineral Resource of 914,000oz. If, after additional exploration, AngloGold Ashanti declares a Mineral Resource from these properties that is greater than 3.5Moz, AngloGold Ashanti is required to make a deferred consideration payment of $50m (in addition to the $150m paid at closing). This deferred consideration would be made 30 days after that Mineral Resource declaration is made.

AngloGold Ashanti targets 30% reduction in Scope 1 and 2 GHG emissions by 2030
AngloGold Ashanti announced its carbon emissions reduction target that aims to achieve a 30% absolute reduction in its Scope 1 and 2 GHG emissions by 2030, as compared to 2021, through a combination of renewable energy projects, fleet electrification and lower-emission power sources. The capital cost required to achieve these reductions over the coming eight years is anticipated to be about $1.1bn, of which $350m is expected to be funded by AngloGold Ashanti and the remaining $750m through third-party funding, including from providers of renewable energy infrastructure. The Company plans in the coming weeks to initiate a process to secure a green funding facility of $250m to $300m to finance its portion of these decarbonisation initiatives across its business.

Passing of Non-Executive Director
On 30 October 2022, Ms Nelisiwe (Neli) Magubane, non-executive director of the Company, sadly passed away. Ms Magubane was appointed to the Company's Board of Directors on 1 January 2020 and was a member of the Audit & Risk and Social, Ethics & Sustainability Committees. Shareholders will be advised of any consequential changes to the Company's Board and its Committees in due course.

EXPLORATION UPDATE

For detailed disclosure on the exploration work done during the quarter ended 30 September 2022, see the Exploration Update document on the Company's website at www.anglogoldashanti.com on both Brownfields and Greenfields exploration programmes.

Operations at a glance

for the quarters ended 30 September 2022, 30 June 2022 and 30 September 2021

	Production oz (000)			Underground milled / treated 000 tonnes			Surface milled / treated 000 tonnes			Open-pit treated 000 tonnes			Underground Recovered grade g/tonne			Surface Recovered grade g/tonne			Open-pit Recovered grade g/tonne		
	Sep-22	Jun-22	Sep-21	Sep-22	Jun-22	Sep-21	Sep-22	Jun-22	Sep-21	Sep-22	Jun-22	Sep-21	Sep-22	Jun-22	Sep-21	Sep-22	Jun-22	Sep-21	Sep-22	Jun-22	Sep-21
AFRICA	**443**	382	348	**1,286**	1,224	1,087	**31**	—	39	**4,955**	5,140	5,149	**5.94**	4.92	5.07	**1.48**	0.80	—	**1.22**	1.14	1.03
Kibali - Attributable 45%	**83**	82	94	**392**	416	381	—	—	—	**506**	446	491	**5.52**	5.10	5.72	—	—	—	**0.82**	0.92	1.53
Iduapriem	**66**	64	48	—	—	—	—	—	—	**1,392**	1,410	1,460	—	—	—	—	—	—	**1.47**	1.41	1.02
Obuasi	**72**	52	13	**299**	230	63	**31**	—	39	—	—	—	**7.29**	6.96	6.60	**1.48**	0.80	—	—	—	—
Siguiri - Attr. 85%	**66**	74	67	—	—	—	—	—	—	**2,159**	2,412	2,482	—	—	—	—	—	—	**0.95**	0.95	0.84
Geita	**156**	110	126	**595**	578	643	—	—	—	**898**	872	716	**5.55**	3.97	4.53	—	—	—	**1.72**	1.30	1.38
AUSTRALIA	**143**	127	125	**805**	813	869	—	—	—	**1,950**	1,858	1,830	**2.42**	2.41	2.25	—	—	—	**1.29**	1.08	1.06
Sunrise Dam	**57**	56	58	**560**	562	653	—	—	—	**462**	440	348	**2.18**	2.20	2.11	—	—	—	**1.23**	1.15	1.21
Tropicana - Attr. 70%	**86**	71	67	**245**	251	216	—	—	—	**1,488**	1,418	1,482	**2.97**	2.88	2.69	—	—	—	**1.30**	1.05	1.02
AMERICAS	**152**	136	140	**1,064**	989	1,060	—	—	—	**185**	236	231	**3.61**	3.59	3.28	—	—	—	**3.27**	1.93	2.12
Cerro Vanguardia - Attributable 92.50%	**44**	43	38	**116**	104	85	—	—	—	**165**	189	207	**4.90**	7.33	5.97	—	—	—	**3.54**	2.04	2.30
AngloGold Ashanti Mineração	**86**	74	84	**682**	621	729	—	—	—	—	—	—	**3.81**	3.65	3.33	—	—	—	—	—	—
Serra Grande	**22**	19	18	**266**	264	246	—	—	—	**20**	47	24	**2.52**	1.99	2.20	—	—	—	**1.02**	1.49	0.59
PROJECTS	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Colombian projects	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
North American projects	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
AngloGold Ashanti	**738**	645	613	**3,155**	3,026	3,016	**31**	—	39	**7,090**	7,234	7,210	**4.26**	3.81	3.63	**1.48**	0.80	—	**1.29**	1.15	1.07

Rounding of figures may result in computational discrepancies.

Operations at a glance (continued)

for the quarters ended 30 September 2022, 30 June 2022 and 30 September 2021

	Total cash costs $/oz			All-in sustaining costs $/oz			Sustaining ORD / Stripping capex $m			Other sustaining capex $m			Non sustaining capex $m		
	Sep-22	Jun-22	Sep-21	Sep-22	Jun-22	Sep-21	Sep-22	Jun-22	Sep-21	Sep-22	Jun-22	Sep-21	Sep-22	Jun-22	Sep-21
AFRICA	**928**	1,028	858	**1,141**	1,245	1,119	**47**	38	49	**35**	29	24	**55**	44	54
Kibali - Attributable 45%	**762**	718	613	**972**	972	771	**5**	6	7	**10**	8	5	**5**	5	8
Iduapriem	**792**	1,060	1,031	**1,043**	1,276	1,580	**11**	8	16	**5**	6	7	**20**	11	—
Obuasi	**961**	1,144	1,254	**1,236**	1,428	2,541	**11**	12	15	**6**	4	2	**20**	16	20
Siguiri - Attr. 85%	**1,386**	1,274	1,181	**1,475**	1,384	1,270	**—**	—	—	**4**	5	3	**—**	1	5
Geita	**866**	1,019	764	**1,094**	1,241	969	**20**	12	11	**9**	5	6	**10**	11	21
Non-controlling interests, admin and other							**—**	—	—	**1**	1	1	**—**	—	—
AUSTRALIA	**1,047**	1,247	1,157	**1,238**	1,424	1,363	**11**	9	7	**11**	8	10	**37**	29	28
Sunrise Dam	**1,430**	1,464	1,276	**1,715**	1,663	1,485	**6**	5	4	**7**	4	5	**—**	—	3
Tropicana - Attr. 70%	**705**	969	947	**844**	1,111	1,146	**5**	4	3	**4**	4	5	**37**	29	25
Admin and other							**—**	—	—	**—**	—	—	**—**	—	—
AMERICAS	**1,038**	1,146	928	**1,644**	1,788	1,800	**37**	35	31	**39**	42	83	**—**	—	—
Cerro Vanguardia - Attributable 92.50%	**923**	994	842	**1,317**	1,218	1,402	**8**	6	5	**6**	4	14	**—**	—	—
AngloGold Ashanti Mineração	**1,028**	1,119	869	**1,716**	1,926	1,659	**21**	20	21	**27**	31	41	**—**	—	—
Serra Grande	**1,312**	1,561	1,388	**1,992**	2,486	3,263	**7**	8	5	**6**	7	27	**—**	—	—
Non-controlling interests, admin and other							**1**	1	—	**—**	—	1	**—**	—	—
PROJECTS	**—**	—	—	**—**	—	—	**—**	—	—	**—**	—	—	**5**	4	11
Colombian projects	**—**	—	—	**—**	—	—	**—**	—	—	**—**	—	—	**5**	4	11
North American projects	**—**	—	—	**—**	—	—	**—**	—	—	**—**	—	—	**—**	—	—
OTHER							**—**	—	—	**—**	—	9	**—**	—	—
AngloGold Ashanti	**966**	1,092	927	**1,284**	1,430	1,362	**95**	82	87	**85**	79	126	**97**	77	93

A new segment for Projects (previously reported under the Americas segment) has been introduced due to the implementation of the new operating model. Comparative information has been restated.

Rounding of figures may result in computational discrepancies.

Development Sampling

for the quarter ended 30 September 2022

Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating Mineral Reserve.

Statistics are shown in metric units	Advanced	Sampled		
	metres	Sampled	Avg. ore body	gold
	(total)*	metres	thickness (cm)	Avg. g/t
AFRICA				
Geita				
Nyankanga	1,800	383	550.0	2.88
Star and Comet + Ridge 8	893	177	320.0	3.32
Geita Hill	1,604	463	550.0	2.77
AMERICAS				
AngloGold Ashanti Mineração				
Mina de Cuiabá	3,432	986	87.0	5.58
Lamego	1,376	566	80.0	2.93
Córrego do Sítio Mina I	2,491	983	89.4	3.94
Córrego do Sítio Mina II	253	119	99.8	4.54
Serra Grande				
Mina III	2,159	684	215.0	2.76
Mina Nova/PQZ	998	584	189.0	1.41
CVSA				
Cerro Vanguardia	1,574	851	135.0	4.06
Statistics are shown in imperial units	**Advanced**	**Sampled**		
	feet	Sampled	Avg. ore body	gold
	(total)*	feet	thickness (inches)	Avg. oz/t
AFRICA				
Geita				
Nyankanga	5,906	1,255	216.54	0.08
Star and Comet + Ridge 8	2,929	580	125.98	0.10
Geita Hill	5,263	1,519	216.54	0.08
AMERICAS				
AngloGold Ashanti Mineração				
Mina de Cuiabá	11,260	3,234	34.25	0.16
Lamego	4,514	1,857	31.50	0.09
Córrego do Sítio Mina I	8,173	3,224	35.20	0.11
Córrego do Sítio Mina II	830	390	39.29	0.13
Serra Grande				
Mina III	7,082	2,243	84.65	0.08
Mina Nova/PQZ	3,274	1,915	74.41	0.04
CVSA				
Cerro Vanguardia	5,165	2,793	53.15	0.12

* This includes total "on-reef" and "off-reef" development metres

Johannesburg
3 November 2022

Administration and corporate information

AngloGold Ashanti Limited

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:
ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares) AGA
GhSE: (GhDS) AAD

JSE Sponsor:
The Standard Bank of South Africa Limited

Auditors: Ernst & Young Inc.

Offices
Registered and Corporate
112 Oxford Road
Houghton Estate, Johannesburg, 2198
(Private Bag X 20, Rosebank 2196)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 10, AMP Building,
140 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

Directors
Executive
A Calderon[▲] (Chief Executive Officer)

Non-Executive
MDC Ramos^ (Chairman)
KOF Busia[△]
AM Ferguson*
AH Garner#
R Gasant^
SP Lawson#
MC Richter#~
JE Tilk[§]

* British §Canadian #American [▲]Australian
~ Panamanian ^South African [△]Ghanaian

Officers
I Kramer
Interim Chief Financial Officer

LM Goliath
Group Company Secretary

Company secretarial e-mail
Companysecretary@anglogoldashanti.com

Investor Relations contacts
Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail: yrchowthee@anglogoldashanti.com

Andrea Maxey
Telephone: +61 08 9425 4603
Mobile: +61 400 072 199
E-mail: amaxey@anglogoldashanti.com

AngloGold Ashanti website
www.anglogoldashanti.com

Share Registrars

South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website : www.computershare.com

Australia
Computershare Investor Services Pty Limited
Level 11, 172 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
18 Gamel Abdul Nasser Avenue
Ringway Estate
Accra, Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866-244-4140 (Toll free in USA) or
  +1 201 680 6825 (outside USA)
E-mail: shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com

Global BuyDIRECT[SM]
BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

PUBLISHED BY ANGLOGOLD ASHANTI

Forward-looking statements

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures, the consequences of the COVID-19 pandemic and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2021 filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures
This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: November 3, 2022

By: /s/   LM GOLIATH
Name: LM Goliath
Title: Company Secretary